UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2017

Fig Publishing, Inc.

(Exact name of registrant as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

599 Third St., Suite 211, San Francisco, CA 94107

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (415) 689-5605

FIG PUBLISHING, INC.

SEMIANNUAL REPORT ON FORM 1-SA

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ended September 30, 2016. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semiannual report on Form 1-SA, including in Item 1, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects”, “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this report and in the section entitled “Risk Factors” in Post-Qualification Amendment No. 9 to our Offering Statement on Form 1-A (File No. 024-10507), which was filed with the Securities and Exchange Commission, or SEC, on June 12, 2017 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) national, international and local economic and business conditions that could affect our business; (2) markets for our products and services; (3) our cash flows; (4) our operating performance; (5) our financing activities; (6) our tax status; (7) industry developments affecting our business, financial condition and results of operations; (8) Our ability to compete effectively; (9) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations; (10) our ability to continue as a going concern; and (11) our ability to continue to source and finance video games.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Fig,” “we,” “us,” “our,” or “the company” mean Fig Publishing, Inc. and its consolidated entities, and all references to our “Parent” refer to Loose Tooth Industries, Inc., which owns 100% of our outstanding voting stock.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Fig is a crowdpublisher of video games. We identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from, sales of video games developed by third-party video game developers with whom we enter into publishing agreements.

We work with video game developers through all phases of a game’s development, from funding the development to supporting the game’s commercial release. Initially, we work to identify and source game development projects that we believe are likely to be a commercial success and that we, frequently in cooperation with others, will be able to fund the development of. We then work with the developer to create a crowdpublishing campaign, which we host on our Parent’s website and platform, Fig.co. Each campaign has a fundraising goal, and if the goal is reached we agree to fund and publish the game. In order to finance our operations, in part, we sell securities with returns tied to our revenue from a specific game, which we call Fig Game Shares, in both public and private offerings. We count sales and reservations of securities related to a game towards a campaign’s fundraising goal. Following the campaign, we work with a developer while they develop the game, taking a lighter touch compared to traditional publishers and allowing the developer creative freedom. When the game is ready for commercial launch we publicize the game and work with the developer and co-publishers to distribute and sell the game.

We were incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., our Parent. We rely substantially on our Parent for support in the conduct of our business. We have not recognized significant revenue to date and we have little operating history. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent under the Cost Sharing Agreement, which is described in more detail in “— Cost Sharing Agreement with Our Parent”. Pursuant to the Cost Sharing Agreement, our Parent provides us with management and administrative services, as well as services relating to information technology support, distribution rights management, facilities, human resources, tax planning, administration, accounting, treasury and insurance. The services of our executive management and other personnel are currently performed by employees and principals of our Parent, and the costs of such services are allocated between us and our Parent pursuant to the Cost Sharing Agreement.

The financial statements included in this report as of and for the six months ended March 31, 2017 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make our interim financial statements not misleading have been included.

Results of Operations

On September 29, 2016, our first public offering of Fig Game Shares, relating to the game Pyschonauts 2, was qualified by the SEC, which was an important milestone in the expansion of our operations and the execution of our business model. Since then we have entered into additional video game publishing agreements with developers and expanded our crowdpublishing campaigns. As a result, we have incurred a net loss of $2,849,000 during the six months ended March 31, 2017 compared to a net loss of $734,000 during the six months ended March 31, 2016. The net loss during the six months ended March 31, 2017 was due to general and administrative expenses of $1,253,000 and game development expenses of $1,588,000.

We had no revenue for the six months ended March 31, 2016 and $9,000 for the six months ended March 31, 2017, consisting of $5,000 of licensed game revenue and $4,000 from the provision of marketing services. General and administrative expenses were approximately $1,270,000 and $734,000 for the six months ended March 31, 2017 and 2016, respectively. The increase of $536,000 in general and administrative expenses was principally due to increased stock based compensation of $110,000, legal costs of $141,000, accounting costs of $94,000, franchise taxes of $91,000, transfer agent fees of $56,000. Our increased legal, accounting and transfer agent costs were principally the result of our frequent offerings of Fig Game Shares. These increases were partially offset by a decrease in payroll expenses of approximately $69,000 due to lower headcount.

During the six months ended March 31, 2017, we incurred game development expenses of $1,588,000 as we began funding the development of video games including Pyschonauts 2, Wasteland 3, Consortium: The Tower, Kingdoms and Castles and Solo. In the comparable period in 2016, we incurred no game development expense as we had not yet begun this part of our operations.

During the six months ended March 31, 2017, approximately $691,000 in expenses were allocated to us from our Parent, comprised of approximately $266,000 in salaries and benefits, $161,000 in stock based compensation costs, $104,000 in marketing costs, $30,000 in occupancy costs, $53,000 in professional fees, $10,000 in travel expense and $67,000 in other general and administrative expenses. During the six months ended March 31, 2016, approximately $734,000 in expenses were allocated to us from our Parent, comprised of approximately $333,000 in salaries and benefits, $21,000 in occupancy costs, $171,000 in professional fees, $51,000 in stock based compensation costs, $113,000 in marketing and promotion costs, $13,000 in travel expense and $32,000 in other general and administrative expenses.

We expect to incur ongoing expenses as a result of being a public reporting company under the rules applicable to companies that have conducted Regulation A offerings (for legal, financial reporting, accounting and auditing compliance). We expect to incur increasing expenses for our business operations, business development and other general corporate expenses, as our business continues to grow. In addition, we anticipate that our aggregate legal and other offering costs will increase as we increase the frequency of our offerings of Fig Game Shares, although our costs per individual offering may decrease.

Our Parent’s employees provide services to us, and the allocation of expenses to pay the salaries of such employees is set forth in the Cost Sharing Agreement. We share operating space with our Parent, in San Francisco, California.

See Note 3 to our unaudited condensed consolidated financial statements for our basis of presentation.

Cost Sharing Agreement with Our Parent

We operate under a cost sharing agreement entered into between ourselves and our Parent (the “Cost Sharing Agreement”) pursuant to which we and our Parent have agreed to share certain costs pursuant to an allocation policy. Pursuant to this policy and as reflected in the Cost Sharing Agreement, our Parent allocates costs in most instances pursuant to pre-determined formulas. For example, the allocation of costs associated with the payment of employee salaries is based on our estimate of each employee’s time attributed to the business activities of Fig and our Parent, respectively. Our Parent allocates (i) 50% of the salary of each of our Chief Executive Officer, Justin Bailey, and one other employee, to Fig, and the remaining 50% of each such salary to our Parent; and (ii) 100% of the salary of our COO, Jonathan Chan, to Fig. As our Parent provides us with management and administrative services, as well as services relating to information technology support, distribution rights management, facilities, human resources, tax planning, administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to our Parent and 50% to us. In addition, under the Cost Sharing Agreement, our Parent may allocate to itself some or all of the expenses of Fig’s securities offerings, although so far this has occurred only with respect to our initial Regulation A offering.

The allocation policy and Cost Sharing Agreement may be adjusted in certain cases to reflect changes to the business activities of us or our Parent. We or our Parent may also reimburse the other party for any costs paid by such party that should have been allocated to the other party. Pursuant to the Cost Sharing Agreement, we have agreed to review our allocation policy from time to time to determine its suitability for our and our Parent’s businesses and to adjust the policy when necessary. For example, if our Parent is unable to perform any of the services we rely upon it to perform in support our business, due to financial difficulty or otherwise, we may have to perform those services or find another service provider, and thereby incur additional expenses, which would require adjustments to our allocation policy.

The Cost Sharing Agreement had an initial term through December 31, 2016, and automatically renews for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date. In addition, we may terminate any specific service, or the entire agreement, without penalty, by providing 30 days’ prior written notice to our Parent, and our Parent may terminate any specific service, or the entire agreement, by providing 180 days’ prior written notice to us (provided that, in the case of termination of specific services, if we, in our sole determination, are unable to enter into a reasonable arrangement with a third party to perform such services, then our Parent will continue to perform such services for an additional period of 180 days upon receiving notice from us of such inability).

Liquidity and Capital Resources

To date, we have relied substantially on our Parent for liquidity and capital resources, and to a lesser extent on issuances of membership interests in limited liability companies in which we are the managing member, and Fig Game Shares. On January 20, 2017, our Parent announced that it raised $7.84 million through the private issuance of new Series A preferred securities of its own. It is our understanding that our Parent intends to use a substantial majority of these proceeds in support of our business and operations, including by contributing some of the proceeds to us and using some to pay compensation to our personnel under the Cost Sharing Agreement. It is our understanding that our Parent intends to make such contributions to us from time to time as needed by us to support our business and operations. From our inception on October 8, 2015 through March 31, 2017, we received $1.3 million in proceeds, net of offering costs, from our sale of membership interests and Fig Game shares.

As of March 31, 2017, we had approximately $949,000 in cash resulting mainly from a $1.0 million cash transfer from our Parent in March 2017.

Net cash provided by (used in) operating activities during the six months ended March 31, 2017 and 2016 was approximately ($2.1 million) and $8,000, respectively. The increase in use of cash was due to the ramp up of our crowdpublishing business in which we incurred approximately $1.6 million in game development expenses during the six months ended March 31, 2017.  Net cash provided by investing activities during the same periods was approximately $371,000 and $0, respectively.  Investing activities during the six months ended March 31, 2017 consisted of advances to and reimbursements from our Parent.  Net cash provided by financing activities during the same periods was approximately $1.9 million and $0, respectively.  Financing activities during the six months ended March 31, 2017 consisted primarily of proceeds of $1.5 million from the issuance of membership interests and Fig Game Shares, $0.6 million of contributions from our Parent, offset by payments of approximately $193,000 for offering costs.

In June 2017, our Parent transferred an additional $1.0 million to fund our operations. As of March 31, 2017, we had accumulated net losses of $5.4 million since our inception, of which approximately $1.6 million were game development expenses incurred during the six months ended March 31, 2017. As further disclosed below, on September 30, 2016, we and our Parent jointly entered into a loan and security agreement (the “Loan and Security Agreement”) with Silicon Valley Bank, under which we and our Parent, individually and collectively, can borrow up to an aggregate of $1.0 million, all or substantially all of which is intended to be used in support of our business. As of March 31, 2017, borrowings of $750,000 are outstanding under the Loan and Security Agreement. Principal repayments by the Parent to SVB of $25,000 per month for 30 months, plus monthly payments of accrued interest at a rate of 2% above the prime rate commenced April 1, 2017.

Loan and Security Agreement with Silicon Valley Bank

On September 30, 2016, we and our Parent jointly entered into the Loan and Security Agreement with Silicon Valley Bank (“SVB”), under which we and our Parent, individually and collectively, can, subject to the terms and conditions of the Loan and Security Agreement, borrow up to an aggregate of $1.0 million from SVB for use as working capital and for general business purposes. It is our intention, as well as our Parent’s intention, that all or substantially all of the borrowed amounts be used in support of our business. Pursuant to the agreement, SVB made advances available by December 31, 2016 in the aggregate principal amount of $1.0 million, including one advance, in the principal amount of $250,000, upon our Parent having received a fully executed term sheet evidencing an investment commitment to purchase at least $5.0 million of its equity securities. Repayments are due to SVB in 30 equal monthly installments commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the prime rate. Outstanding advances are repayable in full on September 1, 2019. Repayment is secured by a first priority security interest in favor of SVB in substantially all of our and our Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on us and our Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non-affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the Loan and Security Agreement. In connection with the Loan and Security Agreement, our Parent issued to SVB a ten-year warrant to purchase 104,529 shares of our Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions.

The foregoing is only a summary of the loan and security agreement, and is qualified in its entirety by reference to the agreement itself.

The Company and the Parent are jointly and severally liable under the Loan and Security Agreement. We have agreed with our Parent that all advances, draws or other borrowings as well as repayments made under the Loan and Security Agreement will be made for our direct benefit, in such amounts, at such times and under such terms as determined by us.

In October 2016 and December 2016, the Parent borrowed $750,000 and $250,000, respectively, under the Loan and Security Agreement, and repaid $250,000 to SVB in December 2016. As of March 31, 2017, borrowings of $750,000 are outstanding and recognized on the Parent’s financial statements. Principal repayments by our Parent to SVB of $25,000 per month for 30 months, plus monthly payments of accrued interest at a rate of 2% above the prime rate, commenced April 1, 2017.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have depended substantially on our Parent to fund our operations and there is a risk that we or our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern. Our condensed consolidated financial statements, included in Item 3 of this report, do not include any adjustments that might be necessary if we are unable to continue as a going concern. The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Contractual Commitments

Current agreements relating to our operations, such as rental commitments, are in the name of our Parent. We will continue to operate under the Cost Sharing Agreement, pursuant to which our Parent and we agree to share costs of the support and services provided by our Parent. See “Cost Sharing Agreement with Our Parent”.

Under the video game publishing license agreements, we have entered into, as of March 31, 2017, we have incurred the following material ongoing contractual commitments:

Game Title	Fig Funds Committed
Psychonauts 2	$600,000 to $3,000,000 ($350,000 paid to developer).
Wasteland 3	$1,200,000 to $2,500,000 ($985,000 paid to developer).
Solstice Chronicles: MIA	$15,000 ($0 paid to developer).

We are not otherwise committed to make any material capital expenditures, and other agreements relating to our operations, such as rental commitments, are in the name of our Parent.

Game-Specific Accounting

Accounting for a Particular Game’s Sales and Assets and Liabilities

We receive sales receipts for each particular game that we publish net of distributors’ and certain other fees. We deposit the amounts we receive for each game into a separate account or sub-account under our control. We then allocate receipts into a revenue share for the developer and a revenue share for ourselves; depending on the particular campaign, deduct the Fig Service Fee; depending on the particular campaign, apply the Fig Game Shares Allotment Percentage; and pay a specified portion of the Fig Game Shares allotment to the holders of the associated Fig Game Shares, in the form of dividends, subject to our dividend policy.

The application of revenue sharing and dividend formulas to sales receipts, and the allocation of relevant assets and liabilities to particular games, is reflected in our accounting records and subject to our internal accounting controls. This process and the tables below are not prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, we do not subject the calculations resulting from, or the methodologies underlying, the foregoing procedures to stand-alone audits. Our allocations of revenues and assets to each game and series of Fig Game Shares are not audited.

The table below sets forth the sharing of sales receipts by game for each of our principal games as of the date of the table. As of March 31, 2017, we have not recognized significant revenue from our operations.

Sharing of Sales Receipts by Game

For Six Months Ended March 31, 2017 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee	Adjusted Gross Receipts	Fig’s Revenue Share	Specified Portion for Dividends on Related Fig Game Shares	Aggregate Dividends on Related Fig Game Shares

Psychonauts 2	$0	$0	$0	$0	70%	$0
Jay and Silent Bob: Chronic Blunt Punch	$0	$0	$0	$0	85%	$0

Consortium: The Tower	$0	$0	$0	$0	85%	$0
Wasteland 3	$0	$0	$0	$0	70%	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A.

The table below sets forth the attribution of assets and liabilities by game for each of our principal games as of the date of the table.

Allocation of Assets and Liabilities by Game

As of March 31, 2017 (Unaudited) (1)

Fig Game (2)	License Agreement Assets (3)	Other Assets (4)	License Agreement Liabilities (5)	Other Liabilities(6)	Net Equity (7)

Psychonauts 2	$0	$0	$0	$0	$0
Jay and Silent Bob: Chronic Blunt Punch	$0	$0	$0	$0	$0

Consortium: The Tower	$0	$0	$0	$0	$0
Wasteland 3	$0	$0	$0	$0	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games, however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Includes cash on hand, accounts receivable, prepaid expenses and other assets of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(4)	Includes assets acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation, and the proceeds of any disposition of any License Agreement Assets or Other Assets.

(5)	Includes accrued liabilities, accounts payable and other liabilities of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(6)	Includes liabilities acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including indebtedness of Fig incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation.

(7)	Equals the sum of the amounts in the columns to the left.

Item 2.	Other Information.

Aggregate gross proceeds from the sale of 1,264 of our Fig Game Shares – PSY2 were $628,000. The shares were sold pursuant to Regulation A and Regulation D exemptions from registration. As of June 23, 2017, 1,264 Fig Game Shares – PSY2 are outstanding. We do not intend to sell any additional Fig Game Shares – PSY2. The Fig Funds amount, pursuant to our license agreement for the publishing of Psychonauts 2, is $628,000.

Item 3.	Financial Statements

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2017	September 30, 2016
	(Unaudited)
ASSETS
Current assets:
Cash	$948,646	$787,454
Prepaid expenses	1,351	-
Accounts receivable - related party	2,000	24,346
Funds temporarily held by Parent	-	159,480
Advances to Parent	18,128	388,928
Total current assets	970,125	1,360,208

Deferred offering costs	72,195	471,000
Total assets	$1,042,320	$1,831,208

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$363,306	$350,328
Accrued expenses	495,000	600,000
Investors' advances	82,000	328,485
Total current liabilities	940,306	1,278,813

Commitments and Contingencies

Stockholder's equity:
Preferred stock, $0.0001 par value; 100,000 shares authorized; 1,493 and -0- shares outstanding as of March 31, 2017 and September 30, 2016, respectively (see Note 8)	-	-
Common stock, $0.0001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding as of March 31, 2017 and September 30, 2016 (see Note 1)	-	-
Additional paid-in capital	4,421,690	3,104,154
Stock subscription receivable	(34,233)	-
Accumulated deficit	(5,404,942)	(2,551,759)
Non-controlling interest in consolidated entities	1,119,499	-
Total stockholder's equity	102,014	552,395
Total liabilities and stockholder's equity	$1,042,320	$1,831,208

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIG PUBLISHING, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended March 31,
	2017	2016

Revenue:
Marketing services revenue	$4,000	$-
Licensed game revenue	5,000	-
Total revenue	9,000	$-

Operating expenses:
General and administrative	1,269,778	733,590
Game development	1,588,000	-
Total operating expenses	2,857,778	733,590

Net loss	$(2,848,778)	$(733,590)

Net income attributable to non-controlling interests	$4,405	$-

Net loss attributable to controlling interest	$(2,853,183)	$(733,590)

Weighted average shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net loss per share attributable to controlling interest	$(2,853.18)	$(733.59)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIG PUBLISHING, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended March 31,
	2017	2016

Cash Flows From Operating Activities:
Net loss	$(2,848,778)	$(733,590)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation allocated by Parent	160,523	50,580
Other expenses allocated by Parent	530,624	682,990
Write-off deferred offering costs	13,235	-
Changes in operating assets and liabilities:
Prepaid expenses	(1,351)	-
Accounts receivable - related party	22,346	-
Accounts payable	101,913	-
Accrued expenses	(105,000)	-
Other current liabilities	-	8,000
Net cash provided by (used in) operating activities	(2,126,488)	7,980

Cash Flows From Investing Activities:
Advances to Parent	(623,921)	-
Repayment by Parent of advances to Parent	994,721
Net cash provided by investing activities	370,800	-

Cash Flows From Financing Activities:
Proceeds received from issuance of preferred game shares	427,587	-
Proceeds received from issuance of non-controlling membership interests	1,079,195
Receipt of investor funds temporarily held by Parent	159,480	-
Cash contribution from Parent	418,553	-
Payment of offering costs	(192,935)	-
Investors' advances	25,000	-
Net cash provided by financing activities	1,916,880	-

Net change in cash	161,192	7,980

Cash:
Beginning	787,454	-
Ending	$948,646	$7,980

Non-cash activities:
Issuance of common stock to Parent	$-	$100
Deferred offering costs contributed by Parent	$1,236	$342,697
Deferred offering costs included in accounts payable	$103,437	$-
Accounts payable paid by Parent	$100	$-
Reclassification of deferred offering costs to non-controlling interest upon closing of sale of units in consolidated variable interest entities	$16,906	$-
Reclassification of previous investors' advance to non-controlling upon closing of sale of units in consolidated variable interest entities	$50,000	$-
Reclassification of deferred offering costs to equity upon closing of sale of preferred game shares	$474,000	$-
Reclassification of previous investors' advance to equity upon closing of sale of preferred game shares	$221,500	$-
Contributions from Parent	$-	$251,309
Reclassification of net transfer from Parent to additional paid-in capital	$-	$242,161

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIG PUBLISHING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.       ORGANIZATION AND BUSINESS

Nature of Operations

Fig Publishing, Inc. was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of Loose Tooth Industries, Inc. (its Parent). Fig Publishing, Inc. is an early-stage entity and has relied substantially on its Parent for support in the conduct of business since its inception. Its Parent was formed on October 27, 2014 but its operations did not commence until April 2015. References below to the "Company" or “Fig” are to Fig Publishing, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn cash receipts from sales of video games developed by third- party video game developers with whom Fig enters into license agreements to publish those games. The Company hosts the crowdpublishing campaigns on its Parent’s website, Fig.co, an online technology platform created facilitate fundraising for video game development. In June 2016, the Company entered into an agreement with the Parent (the “Cost Sharing Agreement”), pursuant to which the Company and the Parent have each agreed to share certain costs pursuant to an allocation policy (See Note 4).

Certain Significant Risks and Uncertainties

The Company can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company in terms of its future financial position, results of operations or cash flows: the ability to identify games with sufficient potential for commercial success; secure license agreements on favorable terms with talented and reliable developers; successfully market and distribute licensed games; and keep up with customer preferences and trends.

Reverse Stock Split and Reduction in Authorized Capital Stock

On March 17, 2017, the Company’s board of directors and its stockholder approved a reverse split of the Company’s issued and outstanding common stock at a 1-for-1,000 ratio. There was no reverse split of any preferred stock. On March 21, 2017, the Company filed an amendment to its amended and restated certificate of incorporation (the “Charter Amendment”) to effect the reverse stock split and a reduction in the Company’s authorized capital stock from 200,000,000 shares, consisting of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock, to 110,000 shares, consisting of 10,000 shares of common stock and 100,000 shares of preferred stock. The par value of the common stock was not adjusted as a result of the reverse split or the reduction in authorized share capital. All issued and outstanding common stock and the related per share amounts contained in the condensed consolidated financial statements have been retroactively adjusted to reflect the reverse stock split and the reduction in authorized capital stock for all periods presented.

2.       GOING CONCERN

The Company’s condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations.

To date, the Company has relied substantially on the Parent for liquidity and capital resources. In March and June 2017, the Parent contributed approximately $419,000 and $1.0 million to the Company for working capital, respectively. Effective September 30, 2016, the Company and the Parent jointly entered into the Loan and Security Agreement (Note 6) with a financial institution to borrow $1.0 million. The loan is due and payable on September 1, 2019 and bears a floating per annum interest rate equal to 2% above the published prime rate.   As of March 31, 2017, the Company had approximately $949,000 in cash and had working capital of approximately $30,000.

Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings; however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, and its business would be jeopardized.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management has determined that there is substantial doubt about the Company's ability to continue as a going concern within one year after the condensed consolidated financial statements are issued. The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission ("SEC") regarding interim financial reporting. The condensed consolidated balance sheet as of March 31, 2017, and the condensed consolidated statements of operations and cash flows for the six months ended March 31, 2017 and 2016 are unaudited. The interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's condensed consolidated financial position as of March 31, 2017 and its results of operations and cash flows for the six months ended March 31, 2017 and 2016. The financial data and the other financial information contained in these notes to the condensed consolidated financial statements related to the six-month periods are also unaudited.

The results of operations for the six months ended March 31, 2017 and 2016 are not necessarily indicative of the results to be expected for the year ending September 30, 2017 or for any other future annual or interim period. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements included in the Company’s Form 1-K, most recently filed with the SEC on January 30, 2017.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Net income and stockholders’ equity were not affected by these reclassifications.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Fig Publishing, Inc. and those variable interest entities where the Company has a controlling financial interest, which include Fig Small Batch, LLC, a Delaware series limited liability company, and Fig WL3, LLC, a Delaware limited liability company. All intercompany transactions, if any, have been eliminated. Noncontrolling interests in consolidated variable interest entities are reflected within stockholders’ equity on the Company’s unaudited condensed consolidated balance sheets.

Variable Interest Entities

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”). Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently, (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity and (iii) the legal entity is structured with substantive voting rights. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the receivables and believes they are collectable based on the nature of the receivables, historical experience of credit losses, and all other currently available evidence.

As of March 31, 2017, all of the Company’s accounts receivable are due from a related party for marketing services.

Advances to Parent

During the six months ended March 31, 2017, the Company made certain short-term advances to the Parent. As of March 31, 2017, the Company had approximately $18,000 in outstanding advances to the Parent. The Parent repaid this amount in full subsequent to March 31, 2017; thus, the Company recognized these amounts as current assets in the accompanying condensed consolidated balance sheet.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct legal fees and accounting fees relating to a contemplated offering of shares of the Company’s securities, are capitalized within long term assets. The deferred offering costs will be reclassified to additional paid-in capital upon the consummation of the Proposed Offerings (as defined in Note 5). In the event the Proposed Offerings are terminated, deferred offering costs will be expensed.

Revenue Recognition

The Company generates revenues through non-exclusive licenses of video games from developers and through the provision of marketing services. The Company’s fees primarily consist of license fees earned from non-exclusive video game licenses and from marketing services earned on a time and materials basis. The Company recognizes revenue when persuasive evidence of an arrangement exists, the service has been provided to the user, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Determining whether and when some of these criteria have been satisfied requires judgments that may have a significant impact on the timing and amount of revenue the Company reports in each period.

Licensed game revenue

The Company licenses video games from third party developers on a non-exclusive basis.  Provided a game is successfully developed and published, sales receipts generated from the games will be shared with the Company in the proportions specified in each non-exclusive license agreement. Licensed game revenue is generally recognized when receipt of the Company’s proportionate interest in game revenues is known.

Marketing services revenue

Revenue from the provision of marketing services to third parties with no co-publishing license agreements is generally recognized as services are rendered, which is measured based on the time incurred.

Joint and Several Obligations with Parent

The Company measures its obligations, from arrangements in which it is jointly and severally liable with its Parent, as the sum of the amount the Company has agreed with its Parent that it will pay, and any additional amount the Company expects to pay on behalf of its Parent.

Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, as amended by ASU 2015-14, 2016-08, 2016-10, and 2016-12, which provides new guidance on the recognition of revenue and states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of reporting periods beginning after December 15, 2016. The Company is currently evaluating the transition method it will use and the impact of this new pronouncement on its condensed consolidated financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09 “Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting”. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Amendments of this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted but all of the guidance must be adopted in the same period. Management is currently assessing the impact the adoption of ASU No. 2016-09 will have on the condensed consolidated financial statements.

4.       ASSUMPTIONS AND ALLOCATIONS

Certain of the Company’s expenses for the six months ended March 31, 2017 and 2016, including executive compensation, have been allocated by management between the Company and the Parent based either on agreed pre-determined formulas, or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation in accordance with the Cost Sharing Agreement between the Company and the Parent (more disclosed in Note 6). Certain corporate expenditures of the Parent have not been allocated to the Company since they did not provide a direct or material benefit to the Company. In addition, the Parent paid for certain expenses on the Company’s behalf as contribution to capital.

The following table summarizes expenses included in the accounting records of the Parent allocated by management to the operations of the Company and the Company’s expenses paid by the Parent as contribution to capital:

	For the Six Months Ended March 31,
	2017	2016

Allocated Expenses:
Salaries and benefits	$265,692	$332,961
Occupancy	30,330	20,935
Professional fees	53,029	171,311
Stock based compensation	160,523	50,580
Marketing and promotion	103,990	112,673
Travel expense	10,494	12,647
Other general and administrative expenses	67,090	32,483
Total Allocated Expenses	691,148	733,590

5.       LOAN AGREEMENT

Effective September 30, 2016, the Company and the Parent jointly entered into a loan and security agreement (“Loan and Security Agreement”) with Silicon Valley Bank (“SVB”) to borrow up to $1.0 million, all or substantially all of which is intended to be used in support of Fig’s business. Pursuant to the agreement, SVB shall make up to two advances available by December 31, 2016 in the aggregate principal amount of $750,000, and one advance, in the principal amount of $250,000, between the date upon which SVB confirms that the Company or the Parent have received a fully executed term sheet evidencing an investment commitment to purchase at least $5 million of equity securities, and March 31, 2017. Repayments are due to SVB in thirty (30) equal monthly installments commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the prime rate. Outstanding advances are repayable in full on September 1, 2019. Repayment of is secured by a first priority security interest in favor of SVB in substantially all the Company’s and the Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on the Company and the Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non- affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the agreement. In connection with the agreement, the Parent issued to SVB a ten-year warrant to purchase 104,529 shares of the Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions. In October 2016 and December 2016, the Parent withdrew $750,000 and $250,000, respectively, from such loan and repaid $250,000 of the loan to SVB in December 2016.

The Company and the Parent are jointly and severally liable under the Loan and Security Agreement. The Company and the Parent have agreed that all advances, draws or other borrowings as well as repayments made under the Loan and Security Agreement will be made for the direct benefit of Fig, in such amounts, at such times and under such terms as determined by Fig. If the borrowings are made or used other than as specified, the Company will seek recoveries from the Parent. The Parent will bear all of the costs incurred in connection with the Loan and Security Agreement, including the cost associated with the issuance of the warrant, unless otherwise agreed in writing by both parties.

The Company recognizes obligations resulting from the Loan and Security Agreement as the sum of (a) the amount the Company agreed to pay on the basis of its arrangement with its co-obligor (the Parent) and (b) any additional amount the Company expects to pay on behalf of its co-obligor (the Parent). As of March 31, 2017, borrowings of $750,000 are outstanding and recognized on the Parent’s financial statements. Principal repayments by the Parent to SVB of $25,000 per month for 30 months commenced April 1, 2017. The Company does not expect to repay any outstanding amounts under the loan on behalf of the Parent.

6.        RELATED PARTY TRANSACTIONS

Cost Sharing Agreement

On December 3, 2015, the Company, on behalf of itself and the subsidiaries, entered into a master services agreement with the Parent. In June 2016, this agreement was superseded and replaced with the Cost Sharing Agreement with the Parent. Certain expenses incurred by the Company to date were paid by the Parent and allocated to the Company according to, in most instances, pre-determined formulas pursuant to the Cost Sharing Agreement. The Parent allocates (i) 50% of the salary of each of the Chief Executive Officer, Mr. Justin Bailey, and one other employee, to Fig, and the remaining 50% of each such salary to the Parent; and (ii) 100% of the salaries of the Chief Operating Officer, Mr. Jonathan Chan, to Fig. As the Parent provides Fig with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to the Parent and 50% to the Company.

The Cost Sharing Agreement is effective through December 31, 2017, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date.

7.       LICENSE AGREEMENTS

The Company enters into game co-publishing license agreements with third party developers for each crowdpublishing campaign that it hosts on its Parent’s website, Fig.co. These crowdpublishing campaigns allow the developers to raise funds for their games through sales of rewards, and they allow the Company to gauge interest in an offering of Fig Game Shares that would reflect its economic returns as a publisher of the game. A crowdfunding campaign must be successful before the Company will greenlight its publishing of a game.

A campaign is successful if the goals in the license agreements are met through a combination of rewards pledges to developers and Fig Game Share reservations. If a crowdpublishing campaign meets its goal, the developer receives the proceeds of all the rewards pledges directly from a third-party payment processor. Fig is not involved in the payment and fulfillment of rewards pledges. The Company pays to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (“Fig Funds”). The amount of the Fig Funds is determined by the Company within a range specified in the license agreement, based on a number of factors, many of which relate to the Company’s assessment of the results of the campaign and the developer develops the game and delivers it pursuant to the terms of the license agreement. In exchange, the Company receives its share of revenue from the sales receipts and sometimes an additional service fee from sales of the game as compensation. If the campaign is not successful, the license agreement terminates and the rewards pledges are not collected.

As of March 31, 2017, 11 crowdpublishing campaigns conducted on Fig.co for games to be published by Fig successfully met their goals, including two crowdpublishing campaigns for games developed by related parties, Double Fine Productions, Inc. (“Double Fine”) whose chief executive officer is a stockholder and board member of the Parent, and inXile Entertainment, Inc. (“inXile”), whose chief executive officer is a stockholder of the Parent. Pursuant to the associated license agreements, upon closing of the successful campaigns, Fig will provide Fig Funds of ranging from $600,000 to $3.0 million to Double Fine, and from $1.2 million to $2.5 million to inXile. During the six months ended March 31, 2017, the Company has paid an aggregate of $350,000 and $985,000 of Fig Funds to Double Fine and inXile, respectively. In addition, Fig might provide additional Fig Funds ranging from $127,000 to $3.4 million to the other game developers, of which the Company has paid $373,000 during the six months ended March 31, 2017. These minimum amounts are included in game development expenses and accrued liabilities in the accompanying unaudited condensed consolidated financial statements.

8.       SECURITIES OFFERINGS

Proposed Offerings

The Company offered its (1) preferred stock in Fig Publishing, Inc. and (2) units representing membership interests in its consolidated variable interest entities (“LLC Units”), “Fig Small Batch, LLC” and “Fig WL3, LLC”, each a Delaware limited liability company (“Fig Game Shares” or “Units” as the context requires), through various offerings under the Regulation A and Regulation D exemptions from registration under the Securities Act of 1933 (each a “Proposed Regulation A Offering” or “Proposed Regulation D Offering”, respectively, and collectively the “Proposed Offerings”). Each Fig Game Share has no voting rights and is designed to reflect the economic performance of a specific video game license agreement that the Company has entered into with a third-party video game developer in connection with the game.

During the six months ended March 31, 2017, the Company closed several securities offerings selling Fig Game Shares and LLC units. From inception through March 31, 2017, the Company sold an aggregate of 1,493 Fig Game Shares for proceeds of approximately $0.2 million, net of offering costs of $0.5 million. The Company also sold an aggregate of 1,707 LLC Units for proceeds of approximately $1.1 million, net of offering costs of $17,000.

As of March 31, 2017, the Company has an aggregate of $82,000 of investors’ advances in connection with one of the Proposed Offerings in the accompanying unaudited condensed consolidated balance sheet. If the Proposed Offering is not successful, all funds received for such offering will be returned to the investors. There can be no assurance that the Company will be successful in raising any funds in connection with its Proposed Offerings.

9.       STOCKHOLDER’S EQUITY

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000 shares of common stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value $0.0001 per share, of which 6,000, 1,200, and 1,250 was designated for the Fig Game Shares – Psy2, Fig Game Shares – CTT, and Fig Game Shares – Wasteland 3 series of its preferred stock, respectively.

a-	Common Stock

As of March 31, 2017, the Parent held 1,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

b-	Preferred Stock

As of March 31, 2017, the Company had 1,493 shares of preferred stock, or Fig Game Shares, outstanding.

The Company’s preferred stock are designed to reflect or “track” the economic performance of a particular video game co-publishing license agreement that the Company have entered into with video game developer, rather than the economic performance of the company as a whole.

Holders of Fig Game Shares have no voting powers and no direct claim to the Company’s net assets and are not represented by separate boards of directors. Instead, holders of Fig Game Shares are stockholders of the Company, with a single board of directors and subject to all of the risks and liabilities of the Company. If the games are successfully developed and published, the Board may declare dividend to allot part of its revenue shares to holders of Fig Game Shares. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of liabilities of the Company, holder of Fig Game Shares will be entitled to received (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the net assets attributed to the publishing rights under the License Agreements.

Stock Based Compensation - Stock Option Activity

The Parent allocated approximately $161,000 and $51,000 of stock based compensation expense to the Company for the six months ended March 31, 2017 and 2016, respectively.

10.       COMMITMENTS AND CONTINGENCIES

Lease

The Company is not a party to any leases. Rent expense for the six months ended March 31, 2017 and 2016, of approximately $30,000 and $21,000, respectively, resulted from an allocation of the Parent’s rent expense, in accordance with the Cost Sharing Agreement.

Litigation

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of March 31, 2017 and through the date of this report, there were no such matters.

11.       SUBSEQUENT EVENTS

Qualified Offerings

On May 10, 2017 and June 12, 2017, the Company’s Proposed Regulation A Offerings to sell up to 2,250 and 1,000 Fig Game Shares in connection with the games Pillars of Eternity II and Phoenix Point, respectively, were qualified by the SEC. All gross proceeds will be distributed directly to Fig. To date, neither offering has closed and all proceeds were kept in escrow and the Company had not received any funds distributed in connection with such offering.

On June 9, 2017, the Company received a $1.0 million capital contribution from the Parent, pursuant to which no additional shares were issued.

Item 4.	Exhibits.

Exhibit No.	Description of Exhibit
2.1.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
2.1.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on March 23, 2017).
2.1.3	Amended and Restated Certificate of Designations for Fig Game Shares – PSY2 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
2.1.4	Certificate of Designations for Fig Game Shares – Wasteland 3 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on March 23, 2017).
2.1.5	Certificate of Designations for Fig Game Shares – CTT (incorporated by reference to Exhibit 3.4 to Post-Qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
2.1.6	Certificate of Designations for Fig Game Shares – Pillars of Eternity II (incorporated by reference to Exhibit 2.1.6 to Post-Qualification Amendment No. 7 to the Company's Offering Statement on Form 1-A (File No. 024-10507)).
2.1.7	Certificate of Designations for Fig Game Shares – Phoenix Point.
2.2	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.1	Amended and Restated License Agreement between Double Fine Productions, Inc. and the Company, executed October 3, 2016, in respect of Psychonauts 2 (incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
6.1.2	Amended and Restated License Agreement between inXile Entertainment, Inc. and the Company, dated as of March 20, 2017, in respect of Wasteland 3 (incorporated by reference to Exhibit 6.1 the Company’s Current Report on Form 1-U filed on March 23, 2017).
6.1.3	Amended and Restated License Agreement between Dark Rock Industries Limited, Obsidian Entertainment, Inc. and the Company, dated as of April 11, 2017, in respect of Pillars of Eternity II: Deadfire (incorporated by reference to Exhibit 6.3 to Post-Qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.4	License Agreement between Snapshot Games Inc. and the Company, dated as of March 23, 2017, in respect of Phoenix Point (incorporated by reference to Exhibit 6.1.4 to Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.5	Amended and Restated Video Game License Agreement between Interdimensional Games Incorporated and the Company, dated as of April 24, 2017, in respect of Consortium: The Tower (incorporated by reference to Exhibit 6.1.5 to Post-Qualification Amendment No. 9 to the Company's Offering Statement on Form 1-A (File No. 024-10507)).
6.2	Cost Sharing Agreement by and between the Company and Loose Tooth Industries, Inc., dated as of June 30, 2016 (incorporated by reference to Exhibit 6.5 to Pre-Qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.3	Loan and Security Agreement among Silicon Valley Bank, Loose Tooth Industries, Inc. and the Company, dated as of September 30, 2016 (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
6.4	Fig WL3, LLC Limited Liability Company Operating Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 6.5 to Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: June 29, 2017	By:	/s/ Justin Bailey
Justin Bailey Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Justin Bailey	Date: June 29, 2017
Name: Justin Bailey Title: Sole Director, Chief Executive Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)